Goodwin Procter 100 Northern Avenue Boston, Massachusetts 02210 goodwinlaw.com +1 617 570 1000

August 9, 2024

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Chris Edwards, Jimmy McNamara, Kevin Kuhar and Franklin Wyman

Re:	Upstream Bio, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 18, 2024

CIK No. 0002022626

Dear Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Upstream Bio, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Draft Registration Statement on Form S-1 originally confidentially submitted on June 12, 2024 and resubmitted on July 18, 2024 (the “Draft Registration Statement”), as set forth in your letter dated July 25, 2024 addressed to E. Rand Sutherland, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

August 9, 2024

Prospectus Summary

Overview, page 1

1.	We note your response to comment 1 and re-issue. Please revise to delete references to verekitug being a “first-in-class antagonist” throughout your registration statement.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1, 6, 28, 95, 118, 123 and 134 to clarify that verekitug is the only known antagonist of the TSLP receptor currently in development. The Company respectfully directs the Staff to its response to Comment 4 below which further explains how verekitug is distinguished from other TSLP-targeting product candidates in clinical development.

2.	Please tell us the basis or source for the statement that tezepelumab is projected to reach over $3.0 billion in peak global annual sales for severe asthma alone.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that this statement is supported by a forecast model that was generated by Datamonitor Healthcare in December of 2023. The model was prepared using asthma prevalence and treatment rates on a country-by-country basis, and in light of certain estimates and assumptions regarding brand penetration, future market events, drug adherence and dosing. In 2032, tezepelumab is projected to reach a peak of $3.4 billion in annual revenue for the treatment of severe asthma in the United States, France, Germany, Italy, Spain, the United Kingdom and Japan. The Company also respectfully advises the Staff that it has revised the disclosure on pages 1, 118 and 130 to include the year that such sales are projected to be reached in.

3.

We note your response to comment 2 and re-issue. Please include the balancing disclosure in the Overview section that the referenced companies may have significantly greater financial resources and expertise such that they may be more successful than you in obtaining regulatory approvals and achieving widespread market acceptance.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 2.

4.

We note your response to comment 6 in which you state that the Company’s due diligence has allowed you to conclude that “verekitug is the only monoclonal antibody currently in clinical development that targets and inhibits the TSLP receptor”. In light of your due diligence, please tell us why this statement is true given that public records indicate that Uniquity Bio’s solritug, a monoclonal antibody targeting TSLP, has completed phase 1 trials.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

August 9, 2024

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that solrikitug, similar to tezepelumab and certain other product candidates currently in clinical development, is a monoclonal antibody targeting the TSLP ligand, not the receptor. This distinction is indicated on pages 1, 118, 128 and 150 with respect to tezepelumab. In contrast, verekitug targets and inhibits the TSLP receptor. As such, verekitug is the only monoclonal antibody currently in clinical development that targets and inhibits the TSLP receptor.

5.	We note your response to comment 5 and re-issue in part. With respect to the references to clinical trials conducted by other companies, please disclose whether serious adverse events were observed.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1, 33, 118, 128 and 134. The Company believes that only the safety data for tezepelumab are relevant to an investor’s understanding of the risks associated with verekitug. Tezepelumab is a human monoclonal antibody that binds to the TSLP ligand and prevents its interaction with the TSLP receptor. While tezepelumab has a different mechanism of action compared to verekitug, which inhibits the TSLP receptor itself, both antibodies work at the same point in the TSLP signaling pathway. On the other hand, other drugs described in the Amended Draft Registration Statement are similar to verekitug because they are biologics for the same or similar indications, but these drugs do not target the same TSLP pathway, and thus serious adverse events observed in clinical trials for those drugs are not materially meaningful to investors nor will it inform investors’ understanding of verekitug’s safety and tolerability profile.

The Company respectfully advises the Staff that available safety data for tezepelumab from the Phase 3 clinical trial in severe asthma and Phase 2a proof-of-concept trial in severe COPD both demonstrated that the drug is generally well tolerated, which is discussed on pages 1, 118, 128 and 134. In the Phase 2 clinical trial of tezepelumab, there were no clinically meaningful differences in safety results between the tezepelumab and placebo groups. The most frequently reported adverse events were nasopharyngitis, upper respiratory tract infection and headache. Verekitug’s safety profile observed to date is consistent with that of tezepelumab. As disclosed on page 137, the only serious treatment-emergent adverse event the Company has observed with verekitug was in the Phase 1 SAD clinical trial where one participant experienced nephrolithiasis, which was deemed not related to the study drug by the investigator.

Business

Ongoing and planned clinical trials, page 145

6.

We note your response to comment 19. Currently the progress arrow representing the indications for severe asthma and CRSwNP shows that the Phase 2 trials are more than halfway finished, but that patient enrollment is ongoing and has not yet been completed. Please tell us, with a view toward disclosure, why this represents an accurate depiction of the Phase 2 trials or alternatively, please revise to reduce the length of the progress arrow to accurately reflect the actual status of your pipeline candidate as of the latest practicable date.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the pipeline graphic appearing on pages 2 and 119 to reduce the length of the progress arrows for its Phase 2 clinical trials of verekitug for the treatment of severe asthma and CRSwNP, and include a notation regarding the progress of these trials to date.

Asset purchase and license agreements

License agreement with Lonza, page 151

7.	We note your response to comment 22 and re-issue in part. Please disclose, if true, in the prospectus that the Lonza agreement is perpetual, or otherwise advise.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 98, 154, F-35 and F-59.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1329.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

August 9, 2024

Sincerely,

/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera, Esq.

cc:	E. Rand Sutherland, M.D., M.P.H., Upstream Bio, Inc.

Michael Paul Gray, M.B.A., Upstream Bio, Inc.

William D. Collins, Esq., Goodwin Procter LLP

Kathryn W. Clerici, Esq., Goodwin Procter LLP

Kristin VanderPas, Esq., Cooley LLP

Dave Peinsipp, Esq., Cooley LLP

Denny Won, Esq., Cooley LLP

Charles S. Kim, Esq., Cooley LLP

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